Exhibit 99.2
NOVA Chemicals Corporation, 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
www.novachemicals.com | 403.750.3600 tel | 403.269.7410 fax

NOVA Chemicals Reports 2014 Third Quarter Results
For immediate release, Wednesday, October 29, 2014, Calgary, Alberta, Canada

Record Profit and Polyethylene Sales
Third Quarter 2014 Results
For the third quarter of 2014, we generated profit of $259 million compared to profit of $120 million for the third quarter of 2013. The quarter-over-quarter increase was primarily due to higher margins in all business segments and lower finance costs, partially offset by higher income tax expense. For the nine months ended September 30, 2014, we generated profit of $671 million, compared to profit of $506 million for the nine months ended September 30, 2013. The increase was primarily due to higher margins in the Polyethylene segment and lower finance costs, partially offset by lower margins in the Joffre Olefins and Corunna Olefins segments and higher income tax expense.
The Olefins/Polyolefins business unit generated $414 million of operating profit in the third quarter of 2014, compared to operating profit of $245 million in the third quarter of 2013. The increase for the third quarter of 2014 was primarily due to higher margins in all Olefins/Polyolefins business unit segments. For the nine months ended September 30, 2014, the Olefins/Polyolefins business unit generated $1,066 million of operating profit compared to operating profit of $909 million for the nine months ended September 30, 2013. The increase was due to higher margins in the Polyethylene segment, partially offset by lower margins in the Joffre Olefins and Corunna Olefins segments.
The Performance Styrenics segment generated operating profit of $5 million during the third quarter of 2014, compared to operating profit of $2 million in the third quarter of 2013. The increase was primarily due to higher polymer sales prices and volumes, partially offset by higher feedstock costs. For the nine months ended September 30, 2014, the Performance Styrenics segment reported operating profit of $8 million compared to operating profit of $2 million for the nine months ended September 30, 2013. The increase was primarily due to higher polymer sales prices and volumes, partially offset by higher feedstock costs.
Highlights
During the third quarter of 2014, we reported record Polyethylene sales, which were 14% higher than the third quarter of 2013.
Also during the third quarter of 2014, we completed our project to convert our Corunna cracker to allow it to utilize up to 100% natural gas liquids ("NGLs") as feedstock. We are currently utilizing 100% NGLs as feedstock, consisting primarily of ethane from the Marcellus Shale Basin.
In October 2014, we executed a long-term transportation agreement with Kinder Morgan to transport ethane and ethane-propane mix from the Utica Shale Basin through Kinder Morgan's previously announced Utica to Ontario Pipeline Access ("UTOPIA") project. The UTOPIA project is expected to be in service by early 2018 subject to permitting and regulatory approvals.
On October 28, 2014, we closed our offering of $500 million 5.00% senior notes due 2025. The net proceeds of the offering will be used to redeem our existing $350 million in aggregate principal amount of 8.625% Senior Notes due 2019 on November 3, 2014, and to pay the fees and expenses associated therewith. The remaining net proceeds will be used for general corporate purposes.
Financial Highlights
These highlights should be read in conjunction with our unaudited interim consolidated financial statements as of and for the three and nine months ended September 30, 2014 and our audited consolidated financial statements and management discussion and analysis for the year ended December 31, 2013 contained in our annual report on Form 20-F.

	Three Months Ended		Nine Months Ended
(millions of U.S. dollars)	September 30 2014	September 30 2013	September 30 2014	September 30 2013
Revenue	$1,427	$1,263	$4,096	$3,884

Operating profit from the businesses	$419	$247	$1,074	$911
Corporate costs	(49)	(40)	(123)	(127)
Operating profit	$370	$207	$951	$784

Profit for the period	$259	$120	$671	$506

Cash provided by operating activities	$423	$221	$789	$638

NOVA Chemicals' 2014 third quarter earnings report can be viewed on the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml or on NOVA Chemicals' website at www.novachemicals.com.

NOVA Chemicals will host a conference call, Wednesday, October 29, 2014 at 11:30 a.m. ET (9:30 a.m. MT). The dial-in number for this call is (416) 695-7806 (passcode 4201519) and the replay number is (905) 694-9451 (passcode 4201519). The call is available on the internet at http://www.novachem.com/pages/financials-investor/financials-investor.aspx.

Investor inquiries, please contact:
Tracey Simpson
Leader, External Financial Reporting
E-mail: Tracey.Simpson@novachem.com
Media inquiries, please contact:
Pace Markowitz
Director, Communications
E-mail: Pace.Markowitz@novachem.com
About NOVA Chemicals
NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals is a wholly owned subsidiary of International Petroleum Investment Company (“IPIC”) of the Emirate of Abu Dhabi, United Arab Emirates.

NOVA Chemicals logo is a registered trademark of NOVA Brands Ltd.; authorized use.
Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada.
Forward-Looking Statements
This press release contains forward-looking statements with respect to NOVA Chemicals. By its nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking statements will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such forward-looking statements.
The words “believe”, “expect”, “plan”, “intend”, “estimate”, or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking statements. Specific forward-looking statements contained in this press release include statements regarding: the expected in service date for the UTOPIA project and our plans for the net proceeds from our offering of $500 million 5.00% senior notes due 2025. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of our annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on February 27, 2014 as well as our other filings with the SEC which can be obtained on our website at http://www.novachemicals.com or the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents.
Our forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this press release, and except as required by applicable law, we undertake no obligation to publicly update the forward-looking statements to reflect new information, subsequent events or otherwise.

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